Exhibit 21.1

SUBSIDIARIES OF HAYWARD HOLDINGS, INC.

Entity	Jurisdiction
ChlorKing HoldCo, LLC	Delaware
ChlorKing, LLC	Georgia
ChlorKing-Mexico LLC	Georgia
ConnectedYard, Inc.	Delaware
Global Water & Charcoal Innovations, LLC	Georgia
Goldline Properties LLC	Rhode Island
Hayward Consolidated Pty, Ltd.	Australia
Hayward Enterprises Europe S.A.	Belgium
Hayward Iberica, S.L.U.	Spain
Hayward Industrial Products, Inc.	New Jersey
Hayward Industries, Inc.	New Jersey
Hayward Industries, (Wuxi) Co., Ltd.	China
Hayward Intermediate, Inc.	Delaware
Hayward Pool Europe S.A.	France
Hayward Pool Products (Australia) Pty, Ltd.	Australia
Hayward Pool Products Canada, Inc.	Canada
Hayward Pool Products Trading (Shanghai) Co., Ltd.	China
Hayward Water, LLC	Delaware
Hayward/Wright-Austin, Inc.	New Jersey
Sentry UV, LLC	Georgia
Webster Pumps, Inc.	New Jersey